 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Juneau, John B. (Last) (First) (Middle) 3700 Buffalo Speedway Suite 960 (Street) Houston, TX 77098 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Contango Oil & Gas Company 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 02/14/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description           Greater than 10% Stockholder
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	01/31/2003		M		10,000	A	$2.00
Common Stock	01/31/2003		M		1,667	A	$2.70
Common Stock	01/31/2003		M		1,667	A	$2.89
Common Stock	01/31/2003		M		1,000	A	$3.00
Common Stock	01/31/2003		F		9,793	D	$3.30
Common Stock	02/14/2003		X		200,000	A	$2.00	594,542	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Option (right to buy)	$2.00	01/31/2003		M			2,500	(1)	09/28/2004	Common Stock	2,500		$0
Stock Option (right to buy)	$2.00	01/31/2003		M			2,500	(2)	12/31/2004	Common Stock	2,500		$0
Stock Option (right to buy)	$2.00	01/31/2003		M			2,500	(3)	03/31/2005	Common Stock	2,500		$0
Stock Option (right to buy)	$2.00	01/31/2003		M			2,500	(4)	06/30/2005	Common Stock	2,500		$0
Stock Option (right to buy)	$2.70	01/31/2003		M			1,667	(5)	09/30/2006	Common Stock	1,667		$833	D
Stock Option (right to buy)	$2.89	01/31/2003		M			1,667	(6)	12/31/2006	Common Stock	1,667		$833	D
Stock Option (right to buy)	$3.00	01/31/2003		M			1,000	(7)	10/10/2007	Common Stock	1,000		$2,000	D
Warrant (tight to buy common stock)	$2.00	02/14/2003		X			200,000	08/20/1999	08/20/2004	Common Stock	200,000		$0

Explanation of Responses:

With respect to the transactions dated 01/31/2003, the Reporting Person engaged in a cashless exercise of stock options granted under the Issuer's Stock Incentive Plan expempt under Rule 16b-3.

(1) The options vested in three equal installments on 09/28/1999,09/28/2000 and 09/20/2001.
(2) The options vested in three equal installments on 12/31/1999,12/31/2000 and 12/31/2001.
(3) The options vested in three equal installments on 03/31/2000,03/31/2001 and 03/31/2002.
(4) The options vested in three equal installments on 06/30/2000,06/30/2001 and 06/30/2002.
(5) The options vested in three equal installments on 09/30/2001,09/30/2002 and 09/30/2003.
(6) The options vested in three equal installments on 12/31/2001,12/31/2002 and 12/31/2003.
(7) The options vested in three equal installments on 10/10/2002,10/10/2003 and 10/10/2004.

By:	Date:
/s/ John B. Juneau	02/19/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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